Exhibit 99.6

Mandatory notification of trade
25|08|2011

On August 25, 2011, Jørgen P. Rasmussen, President, CEO and primary insider of Archer Limited, purchased 10,000 shares at NOK 25.75 in Archer Limited.

After this transaction, Jørgen P. Rasmussen holds directly and indirectly 233,000 shares and 1,725,000 stock options in Archer Limited.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)